Exhibit 99.1

NEWS RELEASES
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER APPOINTS NEW DIRECTOR TO THE BOARD

December 9, 2005

VANCOUVER, BRITISH COLUMBIA  - Kimber Resources Inc. (TSX:KBR)

Kimber is pleased to announce the election at the Annual General Meeting, December 7th, 2005, of Mr. R. Dennis Bergen, and the re-election of Mr. James Puplava to the Kimber Resources Inc. board of directors for three-year terms.

Mr. Bergen is currently the general manager at the Cantung mine in the Northwest Territories. He brings over thirty years experience in management, mine development and operations, and mine engineering. Mr. Bergen’s expertise in both open pit and underground operations will be especially important as Kimber continues to move the Monterde project towards production. Mr. Bergen was granted 50,000 stock options at an option price of $1.50.

Mr. Puplava, President of Puplava Securities Inc. and a Kimber shareholder is already well known to shareholders and will continue in his role as a director of Kimber Resources Inc.

The company would like to thank Mr. J. John Kalmet, who decided not to stand for re-election, for his contribution as a director since his original election to the Kimber board in April 2002.

All resolutions at the Company’s Annual General Meeting were adopted as proposed. Following the order of business, presentations were made by Robert Longe, President and CEO and by Mr. Puplava, President of Puplava Securities Inc. These presentations will be made available on the Company website in the coming days.

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards feasibility, while drilling neighbouring epithermal systems for additional resources. The Carmen deposit, an underground mine in the 1930’s, is a typical epithermal system: low sulphidation, oxidized, and believed to be suitable for open pit mining. A pre-feasibility study is expected on the Carmen deposit in 2006. The Company is reporting 1.12 million gold equivalent resource ounces of Measured & Indicated and 499,000 ounces of Inferred. The adjacent epithermal systems now being drilled, appear to be similar. For further information on the Company visit SEDAR or the Company website at, www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Manager, Corporate Communications

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.